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Washington, D.C. 20...



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2002 (MM/DD/YY) AND ENDING 06/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 EDGEWATER DRIVE, SUITE 250
(No. and Street)

WAKEFIELD (City) MA (State) 01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSHUA MELTZER (781) 914-1242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUSSMAN, STEPHEN, J.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSHUA MELTZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL SECURITIES, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENTINEL SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2003

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Sentinel Securities, Inc.
Wakefield, MA

We have audited the accompanying statement of financial condition of Sentinel Securities, Inc. (the Company) as of June 30, 2003 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 26, 2003

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash and cash equivalents	$ 135,320
Receivable from broker-dealers and clearing organizations	4,308
Prepaid expenses	7,211
Deposits with clearing organizations	50,000
Furniture and equipment, at cost less, accumulated depreciation of $2,262	17,738
Deferred federal tax asset	315
Deferred state tax asset	220
Total Assets	$ 215,112

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 8,575
Income taxes payable	5,953
Subordinated loans	100,000
Total Liabilities	114,528
Stockholders' Equity	
Common stock, no par value, shares authorized 20,000; 2,966 issued and outstanding shares	20,000
Retained earnings	80,584
Total Stockholders' Equity	100,584
Total Stockholders' Equity and Liabilities	$ 215,112

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2003

Revenues:	
Commissions	$ 257,571
Fee income	23,399
Interest and dividends	1,565
	282,535
Expenses:	
Employee compensation and benefits	101,561
Commissions, floor brokerage, exchange, and clearance fees	37,360
Other expenses	114,105
	253,026
Income Before Income Taxes	29,509
Provision for Income Taxes	7,278
Net Income	$ 22,231

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Retained Earnings	Total
Balance at July 1, 2002	$ 20,000	$ 58,353	$ 78,353
Net Income		22,231	22,231
Balance at June 30, 2003	$ 20,000	$ 80,584	$ 100,584

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JUNE 30, 2002

Subordinated borrowings at July 1, 2002	$	100,000
Increases:		
Issuance of subordinated notes		-
Subordinated borrowings at June 30, 2003	$	100,000

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2003

Cash flows from operating activities:		
Net income		$ 22,231
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 2,262	
Deferred Taxes	1,325	
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers	42,826	
Decrease in prepaid expenses	2,661	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(21,441)	
Decrease in income taxes payable	(19,167)	
Total adjustments		8,466
Net cash provided by operating activities		30,697
Cash flows from investing activities		
Purchase of furniture		(20,000)
Net cash used by investing activities		(20,000)
Cash flows from financing activities		
None		-
Net increase in cash		10,697
Cash at beginning of the year		124,623
Cash at end of the year		$ 135,320

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 7,333
Income tax payments	$ 24,511

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SENTINEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on February 1, 2000. It serves as a broker/dealer in securities. Related commission revenue and expenses are recorded on a settlement date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Intangibles
The Company has adopted the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* and therefore expensed the organization costs for financial statement purposes. For income tax purposes these costs will be amortized over 5 years.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2003, depreciation expense was $2,262.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $172,598 at June 30, 2003, which exceeded required net capital of $5,000 by $167,598. The ratio of aggregate indebtedness to net capital at June 30, 2003 was 8.4%.

SENTINEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2003

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 3,331	$ 2,623	$ 5,953
Deferred	779	546	1,325
	$ 4,110	$ 3,169	$ 7,278

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- SUBORDINATED LOANS – STOCKHOLDERS

The stockholders agreed to subordinate the right to receive principal and interest to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company. The principal, $100,000, is due in full with interest at 8% per annum in July 2006. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company maintains its checking account in one commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

SENTINEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2003

NOTE 6- RELATED PARTY TRANSACTIONS

The Company is related to Sentinel Benefits Group through common ownership and management. Any transactions with this entity are minimal and at arm's length. The Company reimbursed the related party for payroll and commission transactions paid from its bank accounts to employees of the Company. This related party paid all overhead expenses for the Company. These expenses were not allocated back to the Company.

SENTINEL SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2003

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2003

Total ownership equity from statement of financial condition	$ 100,584
Total subordinated liabilities from statement of financial condition	100,000
Total nonallowable assets from statement of financial condition	(26,378)
Net capital before haircuts on securities positions	174,206
Haircuts on securities	(1,608)
Net capital	$ 172,598
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 14,528
Total aggregate indebtedness	$ 14,528
Percentage of aggregate indebtedness to net capital	8.4%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 969
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 167,598
Excess net capital at 1000%	$ 171,145

SENTINEL SECURITIES, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JUNE 30, 2003

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2003	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT June 30, 2003
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 103,962	$ (3,378)	$ 100,584
Add:			
Liabilities subordinated to claims of general creditors	100,000	-	100,000
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	22,488	3,890	26,378
Haircuts on securities	1,555	53	1,608
Total deductions	24,043	3,943	27,986
Net capital	$ 179,919	$ (7,321)	$ 172,598

SCHEDULE II

SENTINEL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2003

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

SENTINEL SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2003

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

SENTINEL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2003

Sentinel Securities Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Sentinel Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sentinel Securities, Inc., (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 26, 2003